U.S. Securities and Exchange Commission
July 24, 2020

July 24, 2020

VIA EDGAR

Ms. Elisabeth Bentzinger, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS II
ABR 75/25 Volatility Fund (the “Fund”)
(File Nos. 811-22842 and 333-188521)

Dear Ms. Bentzinger:

On May 15, 2020, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 136 (“PEA 136”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register shares of the Fund, a new series of the Registrant (accession number 0001398344-20-010771) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Tuesday, June 30, 2020 regarding PEA 136 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed shortly after the filing of this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: Please update the class ticker symbols, once available.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.
Comment 2: Given the Fund’s inclusion of short sales as a principal strategy, please confirm supplementally that any dividend and interest expense associated with such short sales transactions will be included as its own line item in the Fund’s Annual Fund Operating Expenses table.
Response: Registrant confirms that dividend and interest expense associated with short sales transactions, once applicable, will be included in the Annual Fund Operating Expenses table as a separate row.
Comment 3: Given the Fund’s inclusion of exchange-traded funds as a principal investment, please confirm supplementally that any acquired fund fees and expenses associated with such investments in other investment companies will be included as its own line item in the Fund’s Annual Fund Operating Expenses table, if expected to amount to 0.01% or more. In addition, if acquired fund fees and expenses will be added to the Annual Fund Operating Expenses table at this time, please include a footnote to the table explaining that such expenses are estimated.
Response: Registrant confirms that acquired fund fees and expenses, once applicable, will be included in the Annual Fund Operating Expenses table as a separate row, to the extent such expenses amount to greater than 0.01%.
Comment 4: Include in a footnote to the Fund’s Annual Fund Operating Expenses table that “Other Expenses” are estimated, in accordance with Instruction 6(a) to Item 3 of Form N-1A.
Response: Registrant has revised the disclosure consistent with the Staff’s comment.
Comment 5: In the applicable footnote to the Annual Fund Operating Expenses table, please clarify that the Adviser’s recoupment of fees waived and expenses reimbursed pursuant to the Expense Cap may not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees were waived or expenses were reimbursed after the recoupment has been taken into account.
Response: Registrant has revised the disclosure consistent with the Staff’s comment.
Comment 6: In the Expense Example, please clarify that the Example assumes an investment in the Fund for the time periods indicated and then holds or redeems those shares at the end of those periods.
Response: Registrant has revised the disclosure consistent with the Staff’s comment.
Comment 7: In the Principal Investment Strategies, please include clarifying language at the outset of this disclosure that the Adviser employs a risk management process intended to manage the volatility level of the Fund’s returns and reduce risk of overall investing in the Fund. In addition, please include a statement explaining the concept of volatility.
Response: Registrant has revised the disclosure in the section entitled “Additional Information Regarding Principal Investment Strategies” to include a statement explaining the concept of volatility, consistent with the Staff’s comment, as follows:
Volatility is a statistical measure of the magnitude of changes in the Fund’s returns without regard to the direction of those changes. Higher volatility generally indicates higher risk, as often reflected by frequent (and sometimes significant) movements up and down in value.
As described in greater detail in response to Comment 15, below, the Fund is not designed to protect against market declines and is not managed to limit or control its volatility. Rather, although the Fund may acquire instruments commonly employed in traditional managed volatility strategies, the Fund employs an investment strategy that seeks to profit from price changes involving instruments (such as VIX Index futures) that track volatility levels without regard to volatility management and without seeking to mitigate the risks associated with volatility. Therefore, Registrant has not added any additional language relating to volatility level management or risk reduction generally.
Comment 8: In the Principal Investment Strategies, please clarify the types of securities and derivative instruments in which the Fund may invest at any given time, for example, by enumerating or using a bullet-point list for ease of readability.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Registrant has revised the first paragraph of the sections entitled, “Principal Investment Strategies” and “Additional Information Regarding Principal Investment Strategies” as follows:
Employing a proprietary investment model, the Fund’s adviser, ABR Dynamic Funds, LLC (the “Adviser”), invests the Fund’s assets primarily in securities and derivative instruments that, to varying degrees, provide (i) long exposure to CBOE Volatility Index (“VIX Index”) futures and exchange-traded products (“ETPs”); (ii) short exposure to VIX Index futures and ETPs; (iii) long exposure to S&P 500 Index futures and ETPs; (iv) long exposure to long-term U.S. Treasury securities; and (v) cash.
Comment 9: In the Principal Investment Strategies, please explain how the strategies will work when the Fund is utilizing multiple strategies at the same time and the same securities are involved in both.
Response: Registrant has clarified the Principal Investment Strategies to the extent that the disclosure could be construed to mean that the Fund utilizes multiple strategies with overlapping securities and offsetting exposures simultaneously. Registrant respectfully refers the Staff to its response to Comment 8, above.
By way of explanation, although the Fund may invest in securities and derivative instruments that, to varying degrees, provide long and short exposure to VIX Index futures, the Registrant does not anticipate that the Fund will have both long and short exposure to VIX Index futures simultaneously. Rather, the Fund’s exposure to VIX Index futures may fluctuate between long and short positions, depending on market conditions. Similarly, although the Fund may invest in securities and derivative instruments that, to varying degrees, provide long and short exposure to VIX Index ETPs, the Registrant does not anticipate that the Fund will have both long and short exposure to VIX Index ETPs simultaneously. As noted in the Fund’s Principal Investment Strategies, “The Fund’s holdings are rebalanced daily among long/short exposure to VIX Index futures and ETPs; long exposure to S&P 500 Index futures and ETPs; long exposure to long-term U.S. Treasuries, and cash…”
Comment 10: In the Principal Investment Strategies, please clarify that exchange-traded products include both exchange-traded funds and exchange-traded notes.
Response: Registrant has revised the disclosure consistent with the Staff’s comment.
Comment 11: In the Principal Investment Strategies, please consider including a paragraph explaining the S&P 500 Index, similar to the paragraph detailing the VIX Index.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has included the following language in a new paragraph in the sections entitled, “Principal Investment Strategies” and “Additional Information Regarding Principal Investment Strategies”:
S&P 500 Index:
The S&P 500 Index is a market value-weighted index representing the performance of 500 widely held, publicly traded large capitalization companies.
Comment 12: In the Principal Investment Strategies, please consider including a paragraph explaining what it means to short a security.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has added the following language in a new paragraph at the outset of the section entitled, “Additional Information Regarding Principal Investment Strategies”:
A short position generally involves the sale of a security that the Fund has borrowed (but does not own) with the expectation that the price of the security will decrease in value, enabling the Fund to repurchase the security later at the lower price.
Comment 13: In the Principal Investment Strategies, the paragraph entitled “VIX Index” states, in relevant part, “When the Fund has short exposure to VIX Index futures or ETPs, it has taken an opposing position to the movement of equity volatility in the market, and it gains when the price of VIX Index futures falls while incurring losses when the price of VIX Index futures rises.” Should this sentence also reference that the Fund gains when the price of VIX Index ETPs falls while incurring losses when the price of VIX Index ETPs rise (in addition to VIX Index futures)?
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has updated the disclosure as follows:
The VIX Index measures the expected volatility of the S&P 500 Index. When the Fund has long exposure to a security or derivative instrument, the Fund owns the security and it will profit if the price of the security increases. When the Fund has short exposure to VIX Index futures or ETPs, it has taken an opposing position to the movement of equity volatility in the market, and it gains when the prices of VIX Index futures or ETPs fall~~s~~ while incurring losses when the prices of VIX Index futures or ETPs rise~~s~~.

Comment 14: In the Principal Investment Strategies, in the paragraph discussing how the long volatility model reacts in certain market environments, please consider whether the market environments should be broken out similar to the paragraph discussing how the short volatility model reacts in certain market environments.

Response: Registrant respectfully declines the Staff’s comment under the belief that the description of how the long volatility model behaves under certain market environments is appropriate, as currently described.
Comment 15: In the Principal Investment Risks, please describe the principal risks associated with a managed volatility strategy, including that such a strategy (1) may not protect against market decline, (2) may limit the Fund's participation in market gains, particularly during periods when market values are increasing if market volatility is high, (3) may increase portfolio transaction costs, which could result in losses or reduced gains, (4) may not be successful, as it is subject to the Adviser's ability to correctly analyze and implement in a timely manner volatility management techniques.
Response: Registrant notes that, unlike traditional managed volatility strategies, which are designed to mitigate some of the risks associated with stock market swings, the Fund’s investment strategy is intended to provide long-term capital appreciation by investing primarily in securities and derivative instruments that, to varying degrees, provide (i) long exposure to VIX Index futures and ETPs; (ii) short exposure to VIX Index futures and ETPs; (iii) long exposure to S&P 500 Index futures and ETPs; (iv) long exposure to long-term U.S. Treasury securities; and (v) cash. The Fund employs its investment strategy without specific regard to volatility management or mitigating the risks associated with marketplace volatility. The Fund is not specifically designed to protect against market declines (e.g., in exchange for accepting a limit on gains), though the Fund may, from time to time, acquire certain instruments that are commonly utilized in a traditional managed volatility strategy.
For these reasons, Registrant believes the proposed language is more appropriate for a fund employing a managed volatility strategy and has not made the proposed revisions to the Fund’s “Principal Investment Risks” section as a result.
Comment 16: In the Principal Investment Risks, in the “Derivative Instruments Risk,” please explain why a small investment in a derivative could have a large potential impact on the performance of the Fund.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has revised the “Derivative Instruments Risk” disclosure in the section entitled “Principal Investment Risks,” as follows:
Derivative Instruments Risk. ~~A small investment in a derivative could have a large potential impact on the performance of the Fund. The Fund could experience a loss if derivatives do not perform as anticipated or if the Fund is unable to liquidate a position because of an illiquid secondary market.~~ Derivatives are financial instruments that have a value which depends upon, or is derived from, a reference asset, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. Derivatives may result in investment exposures that are greater than their cost would suggest; in other words, a small investment in a derivative may have a large impact on the Fund’s performance. The Fund could experience a loss if derivatives do not perform as anticipated or if the Fund is unable to liquidate a position because of an illiquid secondary market.
Comment 17: In the Principal Investment Risks, in the “High Portfolio Turnover Risk,” please add disclosure about frequent and active trading of portfolio investments.
Response: Registrant respectfully declines the Staff’s comment under the belief that the “High Portfolio Turnover Risk” disclosures included in the sections “Principal Investment Risks” and “Additional Information Regarding Principal Investment Risks” already appropriately addresses the relevant risks associated with high portfolio turnover and frequent and active trading of portfolio investments.
Comment 18: In the Principal Investment Risks, in the “Counterparty Risk,” please clarify that the financial instruments or transactions that the Fund may enter into with a counterparty include derivative instruments.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has updated the disclosure as follows:
Counterparty Risk. The Fund may enter into financial instruments or transactions with a counterparty, including derivative instruments and transactions. A counterparty may become bankrupt or otherwise fail to perform its obligations due to financial difficulties, jeopardizing the value of the Fund’s investment. The Fund may experience significant delays in recovering an investment in a bankruptcy or other reorganization proceeding, and recover only a limited amount or none of its investment in such circumstances.

Comment 19: In the Principal Investment Risks, in the “Exchange-Traded Products Risk,” in the second sentence, please update the word “these securities” to “ETFs.” In addition, please consider enhancing the disclosure regarding ETFs.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has revised the first paragraph of the “Exchange-Traded Products Risk” disclosure in the section entitled “Principal Investment Risks,” as follows:
Exchange-Traded Products Risk. Exchange Traded Products consist of exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”). The risks of investment in ~~these securities~~ ETFs typically reflect the risks of types of instruments in which the ETFs invest. By investing in an ETF, the Fund becomes a shareholder of that ETF and bears its proportionate share of the fees and expenses of the ETF. ETF investments are also subject to the risk that the ETF may fail to accurately track the market segment or index that underlies its  investment objective; more frequent price fluctuations, resulting in a loss to the Fund; the risk that the ETF may trade at a price that is lower than its NAV; and the risk that an active market for the ETF’s shares may not develop or be maintained. An investment in an ETF presents the risk that the ETF may no longer meet the listing requirements of any applicable exchanges on which the ETF is listed.
Comment 20: In the Principal Investment Risks, in the “Exchange-Traded Products Risk,” in the second paragraph regarding ETNs, please add credit risk and interest rate risk, given the Fund’s potential exposure to ETNs, which are debt securities.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has revised the first paragraph of the “Exchange-Traded Products Risk” disclosure in the section entitled “Principal Investment Risks,” as follows:
Exchange-Traded Products Risk. Exchange Traded Products consist of exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”).
…
ETNs are debt securities that combine certain aspects of ETFs and bonds. ETNs are not investment companies and thus are not regulated under the 1940 Act. ETNs, like ETFs, are traded on stock exchanges and generally track specified market indices, and their value depends on the performance of the underlying index and the credit rating of the issuer. ETNs may be held to maturity, but unlike bonds there are no periodic interest payments and principal is not protected. The value of an ETN may be affected by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities or securities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced commodity or security. ETNs also are subject to counterparty credit risk, fixed-income risk and tracking error risk (where the ETN’s performance may not match or correlate to that of its market index).
Comment 21: In the section entitled “Performance Information,” please identify the broad-based securities market index that the Fund intends to utilize as its primary benchmark index.
Response: Registrant respectfully declines the Staff’s comment. While Registrant acknowledges that Item 4(b)(2)(i) generally requires that the Fund include the table required by paragraph 4(b)(2)(iii), including the returns of an appropriate broad-based securities market index, Registrant notes that the table requirements of paragraph 4(b)(2)(iii) is only applicable if the Fund has annual returns for at least one calendar year. Registrant will add the primary benchmark index once it has achieved at least one calendar year of returns.
Comment 22: We note that the section entitled “Additional Information Regarding Principal Investment Strategies” is identical to the Principal Investment Strategies stated earlier in the Prospectus. Please consider differentiating these disclosures, for example, by including additional detail about the Fund’s principal investment strategies in the latter section of the Prospectus.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has included additional disclosures in the section entitled “Additional Information Regarding Principal Investment Strategies” related to, among other things, the concepts of volatility and short sales transactions, as referenced above.
Comment 23: In the section entitled “Additional Information Regarding Principal Investment Risks,” in the “Equity Risk,” please consider tailoring this disclosure to the risks of investing in the Fund, for example, by removing reference to investment in common stocks, if applicable.
Response: Registrant has revised the disclosure consistent with the Staff’s comment.
STATEMENT OF ADDITIONAL INFORMATION
Comment 24: In the Fundamental Limitation regarding the Fund’s concentration policy, please add a statement indicating that the Fund will consider the concentration of underlying investment companies in which the Fund invests when determining compliance with its own concentration policy.
Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has added the following paragraph under the heading “Fundamental Limitations” in the “Investment Limitations” section of the SAI:
With respect to the fundamental policy relating to concentration set forth in (7) above, the Fund will consider the concentration policies of the underlying investment companies in which it invests, to the extent this information is available.
PART C
Comment 25: On the signature page, after Part C, please note the signature requirements of section 6(a) of the 1933 Act, which requires that the Registration Statement be signed by the Registrant’s Principal Accounting Officer, Comptroller, or equivalent.
Response: Registrant has updated the signature pages consistent with the Staff’s comment. Registrant notes that its Principal Financial Officer fulfills the functions of a principal accounting officer for purposes of the 1933 Act.
Comment 26: Please file a legal opinion concerning the validity of shares.
Response: Registrant will include a legal opinion regarding the validity of the Fund’s shares in conjunction with the effective filing under Rule 485(b).

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Alison Fuller, Esq.
  Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP